16003491

SEC Mail Processing Section

FEB 24 2016

Washington DC 403

ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 53097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 3100
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald E. Suter 312-499-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/18

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M3 Capital Partners LLC and Subsidiaries
Index
December 31, 2015

Page(s)

Report of Independent Registered Public Accounting Firm 1

Consolidated Financial Statements

Consolidated Statement of Financial Position 2

Consolidated Statement of Operations and Comprehensive Income 3

Consolidated Statement of Changes in Equity 4

Consolidated Statement of Cash Flows 5

Notes to Consolidated Financial Statements 6-13

Supplemental Schedules

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 15

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission 16

pwc

Report of Independent Registered Public Accounting Firm

To Management of M3 Capital Partners LLC:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of operations and comprehensive income, of changes in equity, and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and Subsidiaries at December 31, 2015 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The accompanying Supplemental Schedules I and II are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation and information included on Schedules I and II are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP

February 22, 2016

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Financial Position
December 31, 2015

Assets	
Cash and cash equivalents	$ 39,996,840
Accounts receivable	18,063,550
Investments, at fair value (cost of $140,590,627)	149,299,931
Fixed assets, net of accumulated depreciation	326,821
Notes receivable from employees/members	833,567
Prepaid assets	425,719
Other assets	469,575
Total assets	$ 209,416,003
Liabilities and Equity	
Liabilities	
Accrued compensation and other accrued expenses	$ 25,566,669
Deferred compensation payable	148,363,135
Long-term liabilities	498,100
Total liabilities	174,427,904
Equity	
Members' capital	35,426,959
Accumulated other comprehensive loss	(1,127,535)
Total members' equity	34,299,424
Noncontrolling interest in subsidiaries	688,675
Total equity	34,988,099
Total liabilities and equity	$ 209,416,003

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income
Year Ended December 31, 2015

Revenues	
Financial advisory fees	$ 28,680,584
Management fees	6,101,475
Incentive fees	208,210,179
Realized and unrealized appreciation on investments	8,448,153
Other income	20,287,928
Total revenues	271,728,319
Expenses	
Payroll and related costs	43,266,024
Deferred compensation	212,752,180
Professional fees	2,230,985
Occupancy costs	1,539,211
Travel and entertainment	2,012,768
Marketing and presentation costs	254,166
Office expenses	858,685
Insurance expense	198,139
Recruitment	201,529
Depreciation	304,720
Industry databases and publications	330,295
Regulatory fees and expenses	55,655
Other expenses	1,087,850
Total operating expenses	265,092,207
Net income before income taxes	6,636,112
Income taxes	(1,287,537)
Net income	5,348,575
Net income attributable to noncontrolling interests in subsidiaries	(73,676)
Net income attributable to members	5,274,899
Other comprehensive income	
Foreign currency translation adjustments	(194,129)
Comprehensive income	$ 5,080,770

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Changes in Equity
December 31, 2015

	Members' Capital	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total Equity
Balance at December 31, 2014	$ 30,154,091	$ (933,406)	$ 589,266	$ 29,809,951
Net income	5,274,899	-	73,676	5,348,575
Distributions	-	-	(25,109)	(25,109)
Capital contributions	14,900	-	67,883	82,783
Redemptions	(16,931)	-	(9,216)	(26,147)
Foreign currency translation adjustments	-	(194,129)	(7,825)	(201,954)
Balance at December 31, 2015	$ 35,426,959	$ (1,127,535)	$ 688,675	$ 34,988,099

The accompanying notes are an integral part of these consolidated financial statements.

M3 Capital Partners LLC and Subsidiaries
Consolidated Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 5,348,575
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation expense	304,720
Realized loss on disposal of investments	128,426
Unrealized appreciation on investments	(7,836,125)
Increase in accounts receivable	(7,390,658)
Decrease in prepaid and other assets	22,381
Increase in accrued compensation and other accrued expenses	16,134,557
Increase in deferred compensation liability	12,069,877
Decrease in long-term liabilities	(29,044)
Net cash flows provideed by operating activities	18,752,709
Cash flows from investing activities	
Purchases of fixed assets	(70,591)
Purchases of investments in real estate private equity funds	(1,496,717)
Returns of capital from investments in real estate private equity funds	300,315
Notes issued to employees/members	(2,821,805)
Repayments of notes from employees/members	2,175,445
Net cash flows used in investing activities	(1,913,353)
Cash flows from financing activities	
Issuance of units	14,900
Payment of redemptions	(16,931)
Payment of accrued distributions	(1,498,200)
Capital contributions by noncontrolling interest in subsidiaries	67,883
Distributions to noncontrolling interest in subsidiaries	(25,109)
Redemptions of noncontrolling interest in subsidiaries	(9,216)
Net cash flows used in financing activities	(1,466,673)
Effect of exchange rate changes on cash balance	(256,153)
Net increase in cash and cash equivalents	15,116,530
Cash and cash equivalents	
Beginning of year	24,880,310
End of year	$ 39,996,840
Supplemental cash flow information	
Taxes paid during the year	$ 716,109
Supplemental disclosure of noncash activities	
Write off of depreciated fixed assets	$ 130,133
Investments in real estate private equity funds (refer to note 3)	$ 136,293,258
Non-cash deferred compensation (refer to note 3)	$ 136,293,258

The accompanying notes are an integral part of these consolidated financial statements.

1. General Information

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd."), M3 Capital Partners (HK) Limited ("M3 HK Ltd.") and M3 Capital Partners Gestora de Recursos Ltda. ("M3 Ltda."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has an office in Chicago. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 Ltda. maintains an office in São Paulo. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. Atrium Finance GmbH ("Atrium GmbH") was established in Munich as a subsidiary of M3, and provides sub-advisory services in managing a real estate based private equity fund. M3 has formed other subsidiaries to hold minority stakes in these various real estate private equity funds, and these subsidiaries are owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented in U.S. dollars.

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Noncontrolling interests are treated as a separate component of equity, with any changes in the ownership interest (in which control is retained) accounted for as capital transactions.

Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions and investment advisory activities. The receivables are recorded when the related revenue is earned. Given the nature of these receivables, the amounts recorded on the consolidated statement of financial position approximate fair value. The receivables are reviewed periodically for potential impairment.

Investments

The Company's investments are comprised of interests in real estate private equity funds, the primary focus of which is generally to invest in or alongside product focused real estate operating companies located in the United States and internationally. These interests typically have redemption restrictions, which may include specified redemption windows and/or approval by all fund investors. In accordance with U.S. GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

Notes Receivable from Employees/Members

Notes receivable from employees/members have interest rates ranging from 0% to 1.12%. Repayment dates range from 2016 to 2021.

Liabilities

Expenses are accrued when they are reasonably estimable.

Revenue Recognition

Financial advisory fees are recognized by the Company pursuant to the applicable agreement, generally upon the closing of the individual security issuance or upon completion of specified tasks. Management fees are accounted for on an accrual basis. In addition, the Company may earn incentive fees which are recognized when fixed and determinable.

Reimbursable Expenses

Expenses which are reimbursed by customers of $159,795 are recorded as other income and other expenses in the consolidated statement of operations and comprehensive income.

Other Comprehensive Income

Other comprehensive income for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. Subsidiaries with functional currencies of Euro, British pounds sterling, Hong Kong dollars, or Brazilian reais translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Standards
On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2015-07, Fair Value Measurement (Topic 820): *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. Under the new guidance, investments measured at net asset value ("NAV"), as a practical expedient for fair value, are excluded from the fair value hierarchy. Removing investments measured using the practical expedient from the fair value hierarchy is intended to eliminate the diversity in practice that currently exists with respect to the categorization of these investments. The only criterion for categorizing investments in the fair value hierarchy will be the observability of the inputs. The new guidance is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted, including for financial statement periods that have not yet been issued.

The Company has early adopted ASU 2015-07 for the year ended December 31, 2015. The fair value measurement disclosure of investments is updated to reflect all related disclosure requirements.

3. Related Party Transactions

EIA
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2015, EIA earned approximately $5.3 million in management fees. In 2015, EIA also earned expense reimbursements of approximately $16.4 million, which is included in other income in the consolidated statement of operations and comprehensive income. As of December 31, 2015, approximately $5.4 million due from the real estate private equity funds to EIA is included in accounts receivable on the consolidated statement of financial position.

Everview Capital Partners (HK) Limited
Everview Capital Partners (HK) Limited ("Everview") is a subsidiary of one of the real estate private equity funds managed by EIA. M3 HK Ltd. earned expense reimbursements of approximately $3.1 million from Everview, which is included in other income in the consolidated statement of operations and comprehensive income. As of December 31, 2015, $94,776 due from Everview is included in accounts receivable on the consolidated statement of financial position.

Atrium GmbH
Atrium GmbH is a sub-advisor to a real estate private equity fund, in which M3 is a minority investor through its subsidiary entities. In relation to this arrangement, in 2015, subsidiaries of M3 earned $847,137 in management fees, as well as other fees of $65,285 and expense reimbursements of $27,900, which are included in other income in the consolidated statement of operations and comprehensive income. As of December 31, 2015, $39,591 due from the real estate private equity fund is included in accounts receivable and $34,417 of prepaid management fees is included in other accrued expenses on the consolidated statement of financial position.

M3
Included in accounts receivable on the consolidated statement of financial position is $973,450 of tax payments made on behalf of certain members.

Incentive Fees
Incentive fees for managing real estate private equity funds are recognized when fixed and determinable. In 2015, an incentive fee of approximately $203.6 million was earned and paid by a fund (the "Fund") managed by EIA. This fee amount is included in incentive fees in the consolidated statement of operations and comprehensive income. Under the terms of the Fund's LLC Agreement, incentive fees are paid through the issuance of units in the Fund. Such units are redeemable at issuance for cash upon prior notification and then on an annual basis at specified redemption dates. The Company elected to receive payment through a combination of approximately $67.3 million of units redeemed for cash and $136.3 million of units retained in the Fund (the "Retained Units").

The Company elected to retain $3.1 million of cash, and the balance of $200.5 million was distributed to current and former members and employees of the Company in recognition of the services provided by such personnel. This was accomplished by distributing the remaining cash and issuing tracking units (the "Tracking Units") which are indexed to the value of the Retained Units and entitle their holders to any corresponding income distributions which the Retained Units receive from the Fund. Tracking Units will be redeemed and settled in cash by the Company either upon termination of employment, or on specified annual dates when liquidity is offered. The total distributed amount of approximately $200.5 million is included in deferred compensation expense in the consolidated statement of operations and comprehensive income. The Retained Units are reflected in investments, and the corresponding Tracking Units are reflected in deferred compensation payable on the consolidated statement of financial position. Ongoing changes in fair value of the Retained Units and income distributions received from the Fund are recorded as realized and unrealized appreciation on investments in the consolidated statement of operations and comprehensive income. Equivalent offsetting changes in the fair value of the Tracking Units and distributions of income are recorded as deferred compensation in the consolidated statement of operations and comprehensive income.

December 31, 2015 represented the end of the first measurement period for a new yield-based incentive fee payable by the Fund. Such annual fee is based on the operating-income distribution yield of the Fund, and calculated as a defined percentage of excess distributions (beyond a defined threshold yield) paid to the Fund's majority investor. Accordingly, an estimated incentive fee of approximately $4.6 million was recognized by the Company and is included in incentive fees in the consolidated statement of operations and comprehensive income and accounts receivable on the consolidated statement of financial position. The Company expects to receive this incentive fee in 2016, and may elect to receive either cash or units in the Fund as consideration. As of the date of the consolidated financial statements, the Company expects to distribute this fee amount to members and employees similar to the other incentive fee described above. As such, the amount is included in deferred compensation expense in the consolidated statement of operations and comprehensive income, as well as in deferred compensation payable on the consolidated statement of financial position.

4. Compensation Plans

Defined Contribution Plans
The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $313,379 during 2015, which is included in payroll and related costs in the consolidated statement of operations and comprehensive income.

5. Fixed Assets

Fixed assets consisted of the following as of December 31, 2015:

Computer equipment and software	$ 1,301,843
Office fumiture and equipment	842,162
Leasehold improvements	826,816
Accumulated depreciation	(2,644,000)
Total fixed assets, net of accumulated depreciation	$ 326,821

6. Commitments and Contingencies

The Company has entered into various lease agreements for office space. Future minimum lease payments are as follows:

Years ended December 31,	
2016	$ 1,100,393
2017	945,624
2018	564,270
2019	473,996
2020	572,765
Thereafter	723,951
	$ 4,380,999

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2015, the Company has a deferred rent liability of $302,728, which is reflected in long-term liabilities on the consolidated statement of financial position.

The Company has made capital commitments of $4.65 million and 400,000 Euros (equivalent to $434,730 as of December 31, 2015) to related-party real estate private equity funds. As of December 31, 2015, $3,263,207 of these commitments had been contributed to the funds and is included in investments on the consolidated statement of financial position.

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

During 2015, a lawsuit was filed against Atrium GmbH for alleged infringement of company trademarks and business name rights. The lawsuit is outstanding as of February 22, 2016, the date the consolidated financial statements were available to be issued. As of December 31, 2015, no related accrual was recognized, as management concluded that any potential loss contingency was neither probable nor estimable.

7. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd., M3 HK Ltd., M3 Ltda., Atrium GmbH and other subsidiaries situated in Luxembourg are subject to corporate taxes calculated using the income tax rates in effect under existing legislation. The 2015 statutory UK tax rate applicable to M3 Ltd. was 20.25% (21% through March 31, 2015 and 20% thereafter), while the Hong Kong statutory tax rate applicable to M3 HK Ltd. was 16.5%, the Brazilian statutory rate applicable to M3 Ltda. was 34%, the German statutory rate applicable to Atrium GmbH was 32.975% and the Luxembourg statutory rate applicable to subsidiaries situated in Luxembourg was 29.2%.

Total income tax expense for the taxable subsidiaries of M3 was $1,287,537 for the year ended December 31, 2015. This is comprised of current income tax expense of $1,279,449 and deferred income tax expense of $8,088. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes) and the utilization of previously recognized deferred income tax assets. Temporary differences are due primarily to differences in depreciation timing between financial reporting and tax methods.

As of December 31, 2015, an accrual for income taxes of $766,960 is included in other accrued expenses, a deferred tax asset of $1,021,756 and an offsetting valuation allowance of $893,840 are reflected in other assets on the consolidated statement of financial position. The valuation allowance relates entirely to Atrium GmbH, which has incurred cumulative losses to date. While the Company remains committed to its operations at Atrium GmbH, it is uncertain whether the deferred tax asset will be realizable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (Accounting Standards Codification Topic 740, Income Taxes) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the consolidated financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions).

8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. As of December 31, 2015, M3 had net capital of $6,418,152 which exceeded required net capital by $5,658,925.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Company	Effect of Consolidation	M3
Total assets	$209,416,003	$163,728,185	$ 45,687,818
Total liabilities	174,427,904	163,039,510	11,388,394
Total equity	34,988,099	688,675	34,299,424

The Company's investments in and receivables from subsidiaries of $26,124,047 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Conduct Authority in the UK. As of December 31, 2015, M3 LLP had capital resources of 2.5 million pounds sterling, which exceeded its capital resources requirement by 1.4 million pounds sterling (equivalent to $3.7 million and $2.0 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. As of December 31, 2015, M3 HK Ltd. had capital resources of 60.4 million Hong Kong dollars, which exceeded its capital resources requirement by 57.4 million Hong Kong dollars (equivalent to $7.8 million and $7.4 million U.S. dollars, respectively).

9. Fair Value Measurements

Investments

The Company holds investments in real estate private equity funds, which are stated at fair value in the consolidated financial statements in accordance with Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

In accordance with U.S. GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization and earnings multiples. The Company uses its pro-rata share of NAV, as determined by the funds' manager, as its measure of fair value for interests in real estate private equity funds. The Company has determined that NAV was computed in a manner consistent with the measurement principles of investment company accounting, and therefore, no adjustments were made to NAV. As of December 31, 2015, $149,299,931 of investments in real estate private equity funds are included on the consolidated statement of financial position.

Deferred Compensation

The Company recognizes increases/decreases in deferred compensation expense based upon the performance of investments in real estate private equity funds, due to the fact that Tracking Units (refer to note 3) issued to employees/members are indexed to the performance of certain investments in real estate private equity funds. The performance of the investments is measured at fair value in accordance with fair value measurements information described above.

10. Subsequent Events

Management of the Company has performed a subsequent events review through February 22, 2016, the date the consolidated financial statements were available to be issued. In January 2016, a strategic agreement was entered into between M3 HK Ltd. and an advisory client for the provision of services by M3 HK Ltd. and its associates effective from January 1, 2016. There was no impact on the financial information of the Company for the year ended December 31, 2015. No other subsequent events have been identified for disclosure.

Supplemental Schedules

M3 Capital Partners LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015 — Schedule I

Net capital	
Total equity	$ 34,988,099
Noncontrolling interest in subsidiaries	(688,675)
Ownership equity not allowable	(14,900)
Investments in and receivables from subsidiaries	(26,124,047)
Other nonallowable assets	(1,578,777)
Net capital before haircut	6,581,700
Haircut on securities	(163,548)
Net capital	6,418,152
Aggregate indebtedness (AI)	11,388,395
Computation of basic net capital requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	759,227
Excess net capital	5,658,925
Excess net capital at 1,000% (net capital minus 10% of AI)	$ 5,279,313
Percentage of aggregate indebtedness to net capital	177.44%

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on January 27, 2016 on Form X-17(a)-5, Part IIA.

pwc

Report of Independent Accountants

To Management of M3 Capital Partners LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M3 Capital Partners LLC for the year ended December 31, 2015, which were agreed to by M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the sum of Total Revenue amounts reported on line 9 of the Statement of Income/(Loss) for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2015 to the Total Revenue amount of $3,524,618 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.

2. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $3,524,618 to the audited books and records of M3 Capital Partners LLC that represented revenue from real estate transactions and related advisory fees, noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 2, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively, of the Form SIPC-7, noting no differences.

4. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior year ended December 31, 2014, noting no differences.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2516*********************MIXED AADC 220
053097 FINRA DEC
M3 CAPITAL PARTNERS LLC
ATTN AMY MOSNY CONTROLLER
150 S WACKER DR STE 3100
CHICAGO IL 60606-4224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Amy Mosny 312-499-8556

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (**exclude interest**)		(0)
______ Date Paid		
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M3 Capital Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February, 20 16.

Chief Operating Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2015**
and ending **12/31/2015**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,524,618
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): All revenues relate to unregistered investment contracts related to real estate partnerships. (Deductions in excess of $100,000 require documentation)	3,524,618
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,524,618
2d. SIPC Net Operating Revenues	$ Ø
2e. General Assessment @ .0025	$ Ø (to page 1, line 2.A.)